04002609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response:	12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-49268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGF Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Northeast Mizner Boulevard, Suite 750
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jacobs — (561) 417-5680
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd. Suite 300 E	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CGF Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Andrew Charles Garbarini
Commission # DD 038448
Expires July 2, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CGF SECURITIES, LLC

Financial Statements

December 31, 2003

CGF SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2003

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member
CGF Securities, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of CGF Securities, LLC, (A Limited Liability Company) as of December 31, 2003, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CGF Securities, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 4, 2004

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

CGF SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	1,107,626
Restricted Cash and Marketable Securities Owned, at Market Value		254,631
Marketable Securities Owned, at Market Value		185,057
Commission Receivables		42,290
Loans Receivable – Employees, Net		611,428
Advances to Employees and Member		74,594
Deposits		26,307
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $8,937		35,308
Other Receivables		90,530
Other Assets		54,609
	$	2,482,380

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	133,906
Commissions Payable		788,439
		922,345
COMMITMENTS		
MEMBER'S EQUITY		1,560,035
	$	2,482,380

CGF SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions	$	4,071,949
Private Placement and Consulting Fees		2,319,396
Trading Gains and (Losses)		3,281,081
Interest		76,933
Other Income		842,513
		10,591,872
EXPENSES:		
Employee Compensation and Benefits		8,013,161
Forgiveness of Loans Receivable – Employees		52,593
Floor Brokerage, Exchange, and Clearance Fees		368,237
Communications and Data Processing		108,702
Provision for Bad Debts		9,188
Amortization of Loans Receivable – Employees		75,166
Occupancy		607,432
Other Expenses		1,636,730
		10,871,209
Net Loss	$	(279,337)

The Accompanying Notes are an Integral
Part of These Financial Statements

CGF SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$	491,543
Capital Contributed		1,377,829
Net Loss		(279,337)
Capital Distribution		(30,000)
Balance, December 31, 2003	$	1,560,035

CGF SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(279,337)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation		5,190
Provision for Bad Debts		9,188
Forgiveness of Loans Receivable – Employees		52,593
Amortization of Loans Receivable – Employees		75,166
Change in Assets and Liabilities		
(Increase) Decrease in:		
Restricted Cash		(2,844)
Commission and Broker Receivables		(4,277)
Marketable Securities Owned, Net		(181,194)
Loans Receivable – Employees		(332,177)
Deposits		(20,170)
Other Receivables		(90,530)
Other Assets		(19,428)
Increase in:		
Accounts Payable and Accrued Liabilities		82,586
Commissions Payable		699,671
Net Cash Used in Operating Activities		(5,563)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(27,944)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributed by Member		1,168,662
Capital Distribution		(30,000)
Advances to Member		(69,094)
Net Cash Provided By Financing Activities		1,069,568
Increase in Cash		1,036,061
Cash:		
Beginning		71,565
Ending	$	1,107,626
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:		
Capitalization of Subordinated Loan	$	200,000
Forgiveness of Accrued Interest on Member's Subordinated Loan	$	9,167
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:		
Cash Paid for Interest	$	1,736

The Accompanying Notes are an Integral
Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CGF Securities, LLC, (the "Company") was organized on February 23, 2001, in the State of Florida. It is a wholly-owned subsidiary of Capital Growth Financial, Ltd. ("LP"), a limited partnership. The Company is effective with the National Association of Securities Dealers ("NASD"), the Securities and Exchange Commission ("SEC"), and the State of Florida as a full service fully disclosed introducing broker-dealer. The Company operates one main office in Boca Raton, FL and four smaller offices in Florida, New Jersey, North Dakota and Nebraska. It derives the majority of its income by servicing the needs of its retail and institutional client base.

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, Wexford Clearing Services Corporation ("Wexford"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash and Marketable Securities Owned, at Market Value

Pursuant to the Company's clearing agreement, the Company is required to maintain $250,000 in net capital as calculated under SEC Rule 15c3-1 and maintain a $250,000 deposit of cash or securities with Wexford. During 2003, the Company invested this deposit in marketable securities. The deposit is included in Restricted Cash and Marketable Securities Owned, at market value, in the accompanying financial statements. The balance in the deposit account was $254,631 at December 31, 2003. In addition, Wexford also has a security interest in Company property held in their trading or commission accounts to satisfy any obligations or liabilities to Wexford.

Securities Owned

The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in trading gains and (losses) in the statement of income (loss).

Allowance for Doubtful Accounts

The allowance for doubtful accounts for loans receivable is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for bad debts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

Property and Equipment

Property and Equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, generally three to seven years.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $930,000 at December 31, 2003.

Advertising

Costs of advertising are expensed as incurred and amounted to $27,836 for the year ended December 31, 2003.

Income Taxes

The Company is included as part of a consolidated entity tax return for which it is a subsidiary on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is to be included in the tax returns of LP. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 2: COMMISSIONS RECEIVABLE

Commissions Receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 3: MARKETABLE SECURITIES OWNED

Marketable securities owned, consist of trading securities at market values as follows:

Corporate Stocks	$	155,753
Municipal Bonds		23,966
Corporate Bonds		5,338
	$	185,057

NOTE 4: LOANS RECEIVABLE – EMPLOYEES

The Company advances loans to brokers under employment agreements. Pursuant to the employment agreements, the loans are forgivable based upon continued employment with the Company under terms ranging from monthly to the end of the fifth year of continued employment at interest rates ranging up to 8%. The outstanding balance of these loans as of December 31, 2003 is $611,428 net of an allowance for doubtful accounts of $110,021. In addition, the Company is obligated under the employment agreements to advance additional loans to brokers amounting to approximately $36,000 based upon attaining certain production criteria.

NOTE 5: SUBORDINATED BORROWINGS

During 2003, the Company's subordinated borrowings in the amount of $200,000 were allowed, by the LP, to expire. On October 31, 2003, the Company accepted a $200,000 non-cash contribution to capital from the LP, which is reflected in the accompanying financial statements. As of December 31, 2003, LP forgave $9,167 of accrued interest on the subordinated loan. This forgiveness is also reflected as a capital contribution by LP.

NOTE 6: RELATED PARTY TRANSACTIONS

On January 1, 2002, the Company entered into a management agreement with LP to pay a management fee on a monthly basis for office rent, general administrative and management expenses. The agreement had an original term of 2 years with an automatic 2-year renewal provision. For the year ended December 31, 2003, management fees amounting to $141,088 were charged and paid by the Company.

During December 2003, the Company advanced a total of approximately $26,000 in commissions to two officers of the Company. These advances are non-interest bearing and call for monthly repayments to the Company of $1,000 per month starting January 2004 until the balances are repaid.

During 2003, the Company advanced approximately $10,000 to the LP. This amount is included in other receivables in the accompanying financial statements.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $594,503, which was $494,503 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.55 to 1.

NOTE 8: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, Wexford. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 9: COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2003, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 10: LITIGATION

In 1999, a complaint was filed, in which the predecessor company was named as co-defendant in a lawsuit alleging damages of approximately $1,000,000 plus interest and punitive damages, with respect to certain investments made by the plaintiffs in Waste Systems International, Inc. ("WSI"), for which the Company acted as a financial consultant and placement agent in connection with a private offering. The plaintiffs allege that the defendants made numerous fraudulent and negligent misrepresentations to the plaintiffs, that the plaintiffs invested in WSI based upon those fraudulent and negligent representations and that the misrepresentations were the direct and proximate cause of injuries suffered by the plaintiffs. By memorandum and order dated June 28, 2000, the Court allowed the motions for summary judgment that had been filed by all parties, including the Company. By judgment dated September 15, 2000, the Trial Court entered judgment dismissing the case in its entirety. Following the Court's denial of plaintiffs motion for new trial, or alternatively, to alter or amend judgment, on November 17, 2000, plaintiffs filed a notice of appeal to the Massachusetts Appeals Court (the "Appeals Court"). On January 16, 2001 the appeal was docketed with the Appeals Court and a briefing schedule set. In November 2002 oral arguments on the plaintiff's appeal was heard. On August 7, 2003, the Appeals Court reversed the Trial Court's dismissal of the action, thereby reinstating the case. The Case was returned to the Trial Court on September 11, 2003. Although the plaintiffs have taken no action to prosecute this matter since that time, the action is formally now in the discovery phase. In the opinion of management, the ultimate outcome of this matter is not presently determinable but will not have a material adverse effect on the financial position of the Company, therefore no provision has been made in the accompanying financial statements for any resultant potential liability.

The Company is involved in other legal proceedings relating to claims against the Company and other matters, which are encountered in the normal course of business. While it is not feasible to predict or determine the outcome of any of these cases, it is the opinion of management that their outcome will have no material adverse effects on the financial position of the Company.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
CGF Securities, LLC
Boca Raton, Florida

We have audited the accompanying financial statements of CGF Securities, LLC (A Limited Liability Company) as of and for the year ended December 31, 2003, and have issued our report thereon dated February 4, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 4, 2004

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301

CGF SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS		
Accrued Liabilities	$	133,906
Commissions Payable		788,439
Total Aggregate Indebtedness	$	922,345
NET CAPITAL		
Total Member's Equity from the Statement of Financial Condition	$	1,560,035
Deductions:		
Nonallowable Assets:		
Loans Receivable – Employees, Net		611,428
Advances to Employees and Member		74,594
Deposits		26,307
Furniture and Office Equipment, Net		35,308
Other Receivables		90,530
Other Assets		54,609
Total Nonallowable Assets		892,776
Net Capital Before Haircuts on Securities Positions		667,259
Haircuts on Securities Positions:		
Money Market		9,640
Corporate Stocks		23,363
Bonds		14,490
Undue Concentration		25,263
		72,756
Net Capital	$	594,503
Minimum Required Net Capital	$	100,000
Excess Net Capital at 1500%	$	494,503
Excess Net Capital at 1000%	$	502,269
Ratio of Aggregate Indebtedness to Net Capital		1.55 to 1

CGF SECURITIES, LLC
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31,

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2003).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	658,724
Decrease in Cash		(292,212)
Increase in Marketable Securities Owned		258,250
Increase in Commissions		33,962
Increase in Haircuts and Undue Concentration		(11,784)
Audit Adjustments to:		
Record Additional Payables		(52,437)
Net Capital Per Above	$	594,503

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance as of January 1, 2002	$	200,000
Expiration of Subordinated Debt		(200,000)
Balance as of December 31, 2003	$	-

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

To the Member
CGF Securities, LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of CGF Securities, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Member, Management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 4, 2004